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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2010	Commission File Number: 001-31728

MI DEVELOPMENTS INC.
(Exact name of Registrant as specified in its charter)

455 Magna Drive, Aurora, Ontario, Canada L4G 7A9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC. (Registrant)
By:	/s/ VITO CIRACO Vito Ciraco Vice-President and Associate General Counsel

Date: May 7, 2010

 EXHIBITS

Exhibit 99.1	Press release dated May 6, 2010.
Exhibit 99.2	Management Discussion and Analysis of Results of Operations and Financial Position for the three month periods ended March 31, 2010.
Exhibit 99.3	Consolidated Unaudited Interim Financial Statements as of March 31, 2010 and for the three-month periods ended March 31, 2010 and 2009.
Exhibit 99.4	Form 52-109F2 — Certification of Interim Filings — Chief Executive Officer
Exhibit 99.5	Form 52-109F2 — Certification of Interim Filings — Chief Financial Officer

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SIGNATURES
EXHIBITS